September 12, 2012	Writer’s Direct Contact 415.268.6966 AThorpe@mofo.com

Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	JMP Group, Inc.
Registration Statement on Form S-3 filed August 29, 2012
File No. 333-183619

Dear Ms. Hayes:

We enclose herewith, on behalf of JMP Group Inc. (the “Company”), a response to the comment raised by the Staff in its comment letter dated September 7, 2012.  Below we have noted the Staff’s comment in bold face type and the Company’s response in regular type.

Exhibit 5.1: Legal Opinion

1.
We note that your legal opinion provides a number of qualifications and exceptions. Please confirm that you will file a clean legal opinion at the time of each take down and that the clean legal opinion will not include the qualifications and exceptions numbered (iii) – (ix), listed on page 3 of the opinion.

In response to the Staff’s comment, the Company confirms that a clean legal opinion at the time of each take down will be filed and will not include the qualifications and exceptions numbered (iii) – (ix).

**********************************************

Suzanne Hayes
September 12, 2012
Page Two

We appreciate your time and attention to the Company’s response to the Staff’s comment.  Should you have any additional questions or concerns, please call me at 415-268-6966.

Sincerely,

/s/ Andrew D. Thorpe, Esq.

Andrew D. Thorpe, Esq.

cc:   Raymond S. Jackson, (JMP Group Inc.)